Exhibit 99.1

Canadian Solar Appoints Colin Parkin as President and Dylan Marx as Chief Operating Officer

KITCHENER, ON, Dec. 24, 2025 /PRNewswire/ -- Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ) today announced the appointment of Colin Parkin as a member of its Board of Directors and his promotion to President of Canadian Solar.

Parkin succeeds Yan Zhuang on the Company's Board of Directors and assumes the role of the Company’s President from Dr. Shawn Qu, effective immediately. Dr. Qu, the Founder of Canadian Solar, continues to serve as the Company’s Chairman and Chief Executive Officer. Parkin’s promotion will allow Dr. Qu to focus on long-term strategy and technology innovation, as the Company continues to expand its investments and manufacturing operations in North America.

In conjunction with Parkin’s appointment, the Board also appointed Dylan Marx as Chief Operating Officer.

Together, these leadership changes underscore the Company’s commitment to developing internal talent and to maintaining strong collaboration and execution across its global subsidiaries.

Parkin is a 20-year veteran of Canadian Solar and most recently served as President of the Company’s subsidiary, e-STORAGE, a utility-scale energy storage manufacturer and service provider. Prior to his role at e-STORAGE, Parkin served as Vice President of Canadian Solar’s Energy Group, now known as Recurrent Energy, and previously held roles as General Manager of Canada and Vice President of Engineering and Projects. Before joining Canadian Solar, Parkin founded Integrated Manufacturing Technologies (IMT) and held roles at Photowatt International and Automation Tooling Systems (ATS). Parkin studied Manufacturing Engineering at Fanshawe College in London, Ontario.

Marx joined Canadian Solar in 2013 and most recently served as Corporate Vice President of Operations and President of Operations and Maintenance (O&M) for the Company’s subsidiary, Recurrent Energy. He brings deep experience across renewable energy, automation, and manufacturing to his new role. Prior to joining Canadian Solar, Marx held senior roles at ATS Automation and BlackBerry. Marx holds a diploma in Mechanical Engineering, Design, and Analysis from Conestoga College and an MBA from the University of Windsor.

Together, Parkin and Marx bring three decades of executive leadership experience with Canadian Solar and its affiliates, and the Board determined that they will provide cohesive leadership across the Company’s global operations.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, stated, “As we approach our 25th anniversary in 2026, Canadian Solar enters a pivotal period in its evolution. We are extremely proud of the Company’s accomplishments and remain deeply committed to our more than 15,000 employees worldwide. Colin has played a critical role in building e-STORAGE into a global energy storage leader. Together, with their deep institutional knowledge and leadership, Colin and Dylan will help chart and execute Canadian Solar’s next phase of growth and drive long-term value.”

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 170 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 16 GWh of battery energy storage solutions to global markets as of September 30, 2025, boasting a $3.1 billion contracted backlog as of October 31, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company's expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may", "will", "expect", "anticipate", "future", "ongoing", "continue", "intend", "plan", "potential", "prospect", "guidance", "believe", "estimate", "is/are likely to" or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

CANADIAN SOLAR INC. INVESTOR RELATIONS CONTACT

Wina Huang
Investor Relations
Canadian Solar Inc.
investor@canadiansolar.com